

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Ben K. Wells
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

  Re: **Burger King Holdings, Inc.**
    Form 10-K for the year ended June 30, 2007
    File No. 001-32875

Dear Mr. Wells:

  We have reviewed your filing solely for the issues identified below and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2007

Item 7. Management's Discussion and Analysis

Fiscal 2007 Highlights and Fiscal 2008 Outlook, page 44

1. We note that you have modified the disclosure in your 2007 Form 10-K from the disclosure contained in your latest Form S-1, declared effective February 21, 2007, to include certain data on a system-wide or worldwide basis. Specifically, you have included worldwide sales in your discussion of fiscal 2007 financial highlights on page 44, and you have included total system sales on a segment basis in your discussions on pages 5-10. These disclosures represent non-GAAP financial measures and, in light of FR-65, it appears that your presentations of system-wide sales are not appropriate. However, we do not object to the presentation of the sales generated by your franchisee restaurants, provided the presentation is made in the context of explaining how you derive royalty and/or other revenues from your franchisees. Please revise your filing accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ben K. Wells
Burger King Holdings, Inc.
January 31, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief